UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 14, 2019

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In the Matter of

Cyclerion Therapeutics, Inc.

301 Binney Street
Cambridge, MA 02142

File No: 001-38787

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ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

       Cyclerion Therapeutics, Inc. has filed with the Commission and the Nasdaq Stock Market an application to register its Common Stock on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

       In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

       Cyclerion Therapeutics, Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

       The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the Nasdaq Stock Market shall become effective immediately.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa Countryman
Acting Secretary